GREAT NORTHERN IRON ORE PROPERTIES
Office of the Trustees
W-1290 First National Bank Building
332 Minnesota Street
Saint Paul, Minnesota 55101-1361
(651) 224-2385
Fax (651) 224-2387
www.gniop.com

Sent via Electronic Submission Only – SEC EDGAR System

September 6, 2013

John Reynolds, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:  Great Northern Iron Ore Properties (“Trust” or “GNI”) SEC Follow-up Comment Letter dated August 28, 2013, on the GNI Supplemental Response Letter dated August 9, 2013, to the SEC Comment Letter dated August 2, 2013, pertaining to the Trust’s Form 10-K for Fiscal Year Ended December 31, 2012, Filed February 22, 2013, File No. 001-00701.

Dear Mr. Reynolds:

We received your follow-up comment letter dated August 28, 2013, via email from Adam Turk, requesting that we provide additional draft disclosures that will be included in our future Form 10-K filings as noted by your staff during their review of our Annual Report on Form 10-K for Fiscal Year Ended December 31, 2012, which was filed on February 22, 2013. Following are your staff follow-up comments and our follow-up responses:

SEC Follow-up Comment:

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 13

Trustees’ & Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 3

1.  We note your response to comment 1 of our letter dated August 2, 2013. Please revise future Management’s Discussion and Analysis where you discuss material changes to quantitatively break out the underlying, contributing factors. For example, in several locations you indicate that changes were “primarily” due to underlying factors, such as higher average royalty rates, reduced yields and higher pension expense. Please provide draft disclosure.

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Great Northern Iron Ore Properties Follow-up Response:

To offer a draft disclosure providing more quantitative information in the Results of Operations section within Management’s Discussion and Analysis in future filings, we have used last year’s Annual Report for format. Please note that once the year 2013 closes, the year-to-year comparison to 2012 will follow the format below. Also please note that going forward we will exclude “Other income” from the Summary of Operations table as it has become a relatively immaterial amount with respect to our financial results. Following is a draft disclosure to be used in future filings, which we may elect to separate into two or more paragraphs (2013 compared to 2012 and 2012 compared to 2011) depending on the extent of the content:

“Results of Operations: Royalties for 2013 were less than {or greater than} those of 2012 by approximately $x.x million primarily due to {reason stated}, which accounted for about $x.x million of this total decrease {or increase}. Royalties for 2012 were less than those of 2011 by approximately $2.6 million primarily due to decreased taconite mining on our lands, which accounted for about $1.7 million of this total decrease, and a lower overall average earned royalty rate caused by a higher ratio of mining from our partial fee interest lands versus our full fee interest lands, which accounted for about $0.6 million of this total decrease. Expenses for 2013 were less than {or greater than} those of 2012 by approximately $x.x million primarily due to {reason stated}, which accounted for about $x.x million of this total decrease {or increase}. Expenses for 2012 were greater than those of 2011 by approximately $0.4 million primarily due to higher pension expense pertaining to the defined benefit pension plan, which accounted for about $0.2 million of this total increase, and additional amortization of surface lands associated with mining, which accounted for about $0.1 million of this total increase. Net income for 2013 was less than {or greater than} that of 2012 by approximately $x.x million primarily due to Royalties (as explained above). Net income for 2012 was less than that of 2011 by approximately $3.0 million primarily due to Royalties (as explained above). Distributions are mainly a function of Net income (as explained above) and will fluctuate based on income earned, which is primarily dependent on Royalties (as explained above) received from taconite mining on our lands under the control of the mining companies (lessees). The Liability for pension benefits as of December 31, 2013, was less than {or greater than} that as of December 31, 2012, by approximately $x.x million primarily due to {reason stated}. The Liability for pension benefits as of December 31, 2012, was less than that as of December 31, 2011, by approximately $0.1 million primarily due to an improved actual return achieved during the year within the pension plan portfolio. Please refer to Note 7 to the Financial Statements for additional pension plan information.”

SEC Follow-up Comment:

2.  Please provide the draft disclosure referenced in your response to comment 3 of our letter dated August 2, 2013.

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Great Northern Iron Ore Properties Follow-up Response:

As stated in our first response, the timeline for the wind-down and dissolution of the Trust remains subject to the guidance and approval of the District Court of Ramsey County, Saint Paul, Minnesota (the “Court”), and has not yet been finalized. While the Court has been apprised of the anticipated wind-down procedures and approximate timeline, no formal guidance and approval has yet been requested or received by the Trustees; therefore, a detailed or definitive timeline cannot yet be provided. In addition, the wind-down process will require the input from the reversioner. However, because the Trust terminates in April 2015, we did communicate to you that we anticipate the wind-down process will continue into the following calendar year in order to complete the year-end audits, court and regulatory filings, tax returns, conveyances of non-cash properties to the reversioner, etc. Therefore, as you requested and in an effort to enhance our disclosure regarding the anticipated timeline of the wind-down process, following is a draft disclosure to be used in future filings that we intend to include in the discussion of the termination of the Trust within Management’s Discussion and Analysis, Note 2 to the Financial Statements and also in “Item 1. Business” of the Form 10-K:

“The wind-down process of the Trust is anticipated to extend into the calendar year following its termination date in order to complete the various year-end audits, court and regulatory filings, tax returns, conveyances of non-cash properties to the reversioner, etc., relative thereto. Subject to the guidance and approval of the Court and presuming the wind-down process with the reversioner proceeds efficiently, and further, assuming there are no other complications that arise during this time period, we anticipate the wind-down process, final distribution and dissolution of the Trust will be completed by the end of 2016.”

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In conclusion, we hope the above information provided in our follow-up responses, hereby submitted within ten business days as requested, will satisfactorily answer your follow-up comments pertaining to your review of our December 31, 2012 Form 10-K filing. We also acknowledge, as required, that the Trust is responsible for the adequacy and accuracy of the disclosure in the filing, that your staff comments or changes to disclosure in response to your staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Thank you.

Yours very truly,

/s/ Thomas A. Janochoski

GNI Vice President & Secretary
    and Chief Financial Officer

c:	Joseph S. Micallef, GNI President of the Trustees and Chief Executive Officer
Roger W. Staehle, GNI Trustee
Robert A. Stein, GNI Trustee and Audit Committee Chairman
James E. Swearingen, GNI Trustee
Roger P. Johnson, GNI Manager of Mines
Sue Ann Nelson, Fredrikson & Byron, P.A.
Robert K. Ranum, Fredrikson & Byron, P.A.
Stephen J. Stenbeck, Ernst & Young LLP

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